UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o    Total accesses reached 97.1 million in June (-9.1% y-o-y), 73.3 million of which in the mobile business (-11.3% y-o-y) and 23.8 million in the fixed business (-1.5% y-o-y);

o    Leadership in the postpaid segment, with continued growth (+6.9% y-o-y in 2Q16), while the share of net additions came to 37.0% until May 2016. Postpaid market share stood at 42.3% in May (+0.7 p.p. y-o-y);

o    Mobile ARPU recorded y-o-y growth of 15.9% in 2Q16, fueled by the price rationality, larger mix of postpaid customers and growth in Data ARPU (+40.0% y-o-y), which corresponded to 55.7% of total ARPU;

o    Broadband accesses totaled 7.2 million in 2Q16 (+2.4% y-o-y), with FTTx* connections accounting for 55.3% of the base, with 10.0% growth y-o-y. Broadband ARPU increased by 7.4% y-o-y in 2Q16;

o    Pay TV accesses came to 1.8 million in 2Q16, 1.3% down y-o-y, while Pay TV ARPU increased 12.3%, reflecting the Company’s strategy of focusing on higher-value customers;

o    Net operating services revenue grew 1.6% in 2Q16 over 2Q15 (+3.9% y-o-y excluding regulatory effects), maintaining a positive performance;

o    Mobile service revenue climbed 2.6% y-o-y in 2Q16. Excluding the regulatory impact in 2016, this line increased 4.7% over 2Q15. Data and VAS (Value Added Services) revenue posted increased growth of 24.0% y-o-y in 2Q16, fueled by the strong upturn in mobile internet revenue, whose growth came to 37.9% over 2Q15;

o    Net fixed revenue remained stable in 2Q16 over 2Q15. Excluding the reduction in fixed to mobile (VC) and local/national long-distance fixed interconnection (TU-RL/TU-RIU), this increase was 2.8%;

o    Operating costs fell 0.4% y-o-y in 2Q16. Excluding the effect from the provision for corporate restructuring, this reduction was 1.8% (LTM IPCA +8.8%), reflecting the continuous efforts to reduce costs by focusing on efficiency and synergies;

o    EBITDA totaled R$3.2 billion in 2Q16, 3.7% up on 2Q15, accompanied by an EBITDA margin of 30.5% (+0.9 p.p. y-o-y). Recurring EBITDA increased by 7.0% y-o-y, to R$3.3 billion, with EBITDA margin of 31.4% (+1.8 p.p. y-o-y), fueled by the capture of synergies and efficiency initiatives;

o    Second-quarter investments amounted to R$1.8 billion, accounting for 16.8% of net operating revenue in 2Q16. Recurring EBITDA-Capex grew by 49.7% over 2Q15, with a strong expansion in FCF (+59% y-o-y);

o    Success in the execution of synergies guarantee capture of 55% of NPV of best case. Capture above estimates and enhanced additional opportunities identified during the integration process point to a trending NPV of R$ 25 billion.

Notes: (1) The figures reflect the combined results of Telefônica Brasil and GVT for all periods. (2) y-o-y: annual variation and (3) q-o-q: quarterly variation.

* FTTX includes clients of the FTTH (Fiber to the Home) and FTTC (Fiber to the Curb) technologies.

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the second quarter of 2016, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

For comparison purposes, we present the pro forma scenario combined for the first semester of 2015, including GVT Participações S.A..

HIGHLIGHTS

Consolidated in R$ million	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Net Operating Revenues	10,510.0	10,427.6	0.8	10,431.4	0.8	20,941.4	20,792.1	0.7

Net Operating Services Revenues	10,200.4	10,044.2	1.6	10,129.6	0.7	20,330.0	20,070.0	1.3

Net operating mobile revenues	5,984.1	5,830.2	2.6	5,911.2	1.2	11,895.2	11,720.4	1.5
Net operating fixed revenues	4,216.3	4,214.0	0.1	4,218.5	(0.1)	8,434.8	8,349.6	1.0

Net handset revenues	309.7	383.4	(19.2)	301.7	2.6	611.4	722.1	(15.3)

Operating costs	(7,309.7)	(7,342.1)	(0.4)	(6,642.9)	10.0	(13,952.6)	(14,645.7)	(4.7)
Recurring Operating costs*	(7,208.5)	(7,342.1)	(1.8)	(7,156.4)	0.7	(14,364.9)	(14,645.7)	(1.9)

EBITDA	3,200.3	3,085.5	3.7	3,788.5	(15.5)	6,988.8	6,146.4	13.7
EBITDA Margin %	30.5%	29.6%	0.9 p.p.	36.3%	(5.9) p.p.	33.4%	29.6%	3.8 p.p.

Recurring EBITDA*	3,301.5	3,085.5	7.0	3,275.0	0.8	6,576.5	6,146.4	7.0
Recurring EBITDA Margin %*	31.4%	29.6%	1.8 p.p.	31.4%	0.0 p.p.	31.4%	29.6%	1.8 p.p.

Net income	699.5	911.3	(23.2)	1,218.2	(42.6)	1,917.7	1,347.4	42.3

Capex	1,770.6	2,063.2	(14.2)	1,491.9	18.7	3,262.5	3,824.0	(14.7)

Total accesses (thousand)	97,058	106,765	(9.1)	97,220	(0.2)	97,058	106,765	(9.1)
Total mobile accesses	73,304	82,655	(11.3)	73,271	0.0	73,304	82,655	(11.3)
Total fixed accesses	23,754	24,110	(1.5)	23,950	(0.8)	23,754	24,110	(1.5)
(*) Adjusted by the provision for organizational restructure in 2Q16 in the amount of R$ 101.2 million and by towers sale in 1Q16 in the amount of R$ 513.5 million.

Mobile Business

OPERATING PERFORMANCE

Thousand	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Mobile total accesses	73,304	82,655	(11.3)	73,271	0.0	73,304	82,655	(11.3)
Postpaid	31,629	29,586	6.9	31,259	1.2	31,629	29,586	6.9
Postpaid ex. M2M/Dongles	24,472	22,451	9.0	24,088	1.6	24,472	22,451	9.0
M2M	4,598	3,942	16.7	4,397	4.6	4,598	3,942	16.7
Prepaid	41,675	53,069	(21.5)	42,012	(0.8)	41,675	53,069	(21.5)
Market Share (*)	28.7%	29.3%	(0.6) p.p.	28.4%	0.3 p.p.	28.7%	29.3%	(0.6) p.p.
Postpaid	42.3%	41.6%	0.7 p.p.	42.4%	(0.1) p.p.	42.3%	41.6%	0.7 p.p.
Mobile broadband (modem only)	38.6%	51.2%	(12.6) p.p.	38.3%	0.3 p.p.	38.6%	51.2%	(12.6) p.p.
Net additions	33	776	(95.7)	2	1,385.2	36	2,717	(98.7)
Postpaid	370	679	(45.5)	185	99.8	555	1,231	(54.9)
Market Share of postpaid net additions (*)	33.7%	44.1%	(10.4) p.p.	41.7%	(8.0) p.p.	37.0%	37.9%	(0.9) p.p.
Market penetration (*)	124.0%	138.2%	(14.2) p.p.	125.4%	(1.4) p.p.	124.0%	138.2%	(14.2) p.p.
Monthly churn	3.3%	3.2%	0.0 p.p.	3.3%	(0.1) p.p.	3.3%	3.0%	0.3 p.p.
Postpaid ex. M2M	1.9%	1.9%	0.0 p.p.	1.8%	0.1 p.p.	1.8%	1.8%	0.0 p.p.
Prepaid	4.3%	3.9%	0.4 p.p.	4.5%	(0.2) p.p.	4.4%	3.7%	0.7 p.p.
ARPU (R$/month)	27.2	23.5	15.9	26.9	1.2	27.1	23.9	13.4
Voice	12.1	12.7	(4.7)	13.0	(7.3)	12.5	13.4	(6.0)
Data	15.2	10.8	40.0	13.9	9.2	14.5	10.5	38.0
Postpaid ex. M2M ARPU	51.3	49.6	3.3	50.0	2.4	50.7	50.1	1.2
Prepaid ARPU	13.4	11.9	12.9	13.8	(2.8)	13.6	12.3	10.9
M2M ARPU	3.3	3.2	2.9	3.4	(2.6)	3.3	3.2	3.8
MOU	160.3	131.1	22.3	151.2	6.1	155.8	130.3	19.5

(*) Source: ANATEL. Last available information: May/16.

Note: ARPU data including intercompany revenue eliminations.

o    Total accesses fell 11.3% over 2Q15, totaling 73,304 thousand accesses. Worthy of mention is the postpaid segment, which grew by 6.9% y-o-y, totaling 31,629 thousand accesses and accounting for 43.1% of mobile accesses, up by 7.4 p.p. in the annual comparison. The human postpaid base  [1] reached 24,472 thousand customers, 9.0% up y-o-y.

o    Total market share came to 28.7% in May (-0.6 p.p. y-o-y). Telefonica Brasil reached 37% of postpaid net additions in 2016, recording a market share of 42.3% (+0.7 p.p. y-o-y), reflecting the recognized superior quality of our services. The Company is also the leader in 4G-technology handsets, reaching market share of 36.9% in May 2016.

[1] Excludes dongles and M2M.

o    In 2Q16, mobile net additions totaled 33 thousand accesses. Net postpaid additions reached 370 thousand accesses in the second quarter, with prepaid net disconnections amounting to 337 thousand accesses.

o    The prepaid customer base contracted by 21.5% in 2Q16 over 2Q15, due to the continuous adoption of a restrictive policy for the disconnection of inactive customers according to Anatel’s criteria, underlying the Company’s focus on rationality and profitability.

o    The access base continued to expand in the machine-to-machine (M2M) market, reaching 4.6 million customers in June, 16.7% up on 2Q15. On the other hand, the dongle customer base continued to shrink, with the disconnection of 635 thousand clients, 19.9% down on 2Q15.

o    Total ARPU moved up by 15.9% y-o-y, fueled by the performance of data ARPU, which accelerated increase in 2Q16 over 2Q15 (+40.0%). Excluding MTR reductions in the period, total ARPU posted annual growth of 18.2%.

NET OPERATING REVENUES

Consolidated in R$ million	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Net operating mobile revenues	6,293.7	6,213.6	1.3	6,212.9	1.3	12,506.6	12,442.5	0.5

Net service mobile revenues	5,984.1	5,830.2	2.6	5,911.2	1.2	11,895.2	11,720.4	1.5
Outgoing voice	2,219.3	2,685.9	(17.4)	2,451.9	(9.5)	4,671.3	5,556.7	(15.9)
Interconnection	330.0	385.3	(14.3)	357.1	(7.6)	687.1	857.2	(19.9)
Data plus VAS	3,331.2	2,686.5	24.0	3,049.9	9.2	6,381.1	5,165.2	23.5
Messaging P2P	411.1	428.6	(4.1)	405.7	1.3	816.7	842.2	(3.0)
Internet	2,450.5	1,776.6	37.9	2,167.5	13.1	4,618.0	3,374.4	36.9
VAS	469.7	481.3	(2.4)	476.7	(1.5)	946.4	948.6	(0.2)
Other services	103.5	72.6	42.7	52.3	97.9	155.9	141.3	10.3
Net handset revenues	309.7	383.4	(19.2)	301.7	2.6	611.4	722.1	(15.3)

Net mobile revenue increased 1.3% in 2Q16 over 2Q15, due to the higher mobile service revenue, up 2.6% y-o-y, influenced by the increasing data revenue, partially offset by the lower revenue from the sale of handsets (-19.2% y-o-y) and voice, the latter affected by the effect from MRT reductions in February 2016. Excluding the regulatory effect, second-quarter mobile service revenue increased by 4.7% y-o-y.

Outgoing voice revenue reduced by 17.4% over 2Q15, reflecting the growing replacement by mobile internet, which more than offsets this reduction. The prepaid segment was also impacted by the lower volume of recharges in the period (-11.5% y-o-y), mainly reflecting current macroeconomic conditions. Nevertheless, recharges already show signs of quarter-on-quarter recovery (-3.6% q-o-q in 2Q16 versus -5.1% q-o-q in 1Q16).

Interconnectionrevenue contracted 14.3% y-o-y in 2Q16, mainly due to the MTR tariff reduction in February 2016 (-33.8%). With the normalization of this effect, interconnection revenue grew by 16.4% in 2Q16 over 2Q15, also impacted by the higher incoming traffic, off-net effect in the period.

Data and VAS revenue increased 24.0% y-o-y and continues to be the main source of the Company’s revenue growth, due to the strategy focused on data and to the voice-to-data convergence. The factors contributing to this growth were the upselling of data bundles, both in postpaid and prepaid offers, and the higher penetration of smartphones and webphones in our customer base. In 2Q16, data and VAS revenue increased to 55.7% of net mobile service revenue, up by 9.6 p.p. y-o-y.

SMS revenue declined by 4.1% over 2Q15, due to the reduction of SMS in the corporate segment.

Mobile internet revenue moved up by 37.9% y-o-y, also accelerating over the previous quarter, and accounted for 73.6% of data revenue in 2Q16. This performance is directly linked to the growth in postpaid data accesses, especially in 4G plans, the increased sale of stand-alone data packages and the growth of the smartphone customer base. By the end of 2Q16, 76.4% of our customer base already had smartphones or webphones, equivalent to a 4.6 p.p. increase over 2Q15.

VAS revenue moved down by 2.4% in 2Q16 over 2Q15, due to the lower use of VAS, particularly by prepaid customers that prioritize data services usage. Nevertheless, the sale of premium VAS in own stores, such as Vivo Música and Nuvem do Jornaleiro, and services of educational platforms, such as Kantoo, and safety platforms, such as Vivo Sync and Vivo Segurança online, recorded positive performance, with the continuous interest of our customers for these products.

Other services revenue totaled R$103.5 million, 42.7% up on 2Q15, due to the growth of digital services revenue such as e-health, financial products and security, among others.

Mobile handset revenue fell 19.2% y-o-y, due to the Company’s more selective strategy aimed at adding value, focusing on the sale of handsets only as leverage for higher-value customers.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Total fixed accesses	23,754	24,110	(1.5)	23,950	(0.8)	23,754	24,110	(1.5)
Fixed voice accesses	14,744	15,244	(3.3)	14,949	(1.4)	14,744	15,244	(3.3)
Residential	9,670	9,989	(3.2)	9,758	(0.9)	9,670	9,989	(3.2)
Corporate*	4,623	4,676	(1.1)	4,634	(0.2)	4,623	4,676	(1.1)
Others	451	579	(22.2)	557	(19.0)	451	579	(22.2)
Fixed broadband	7,248	7,080	2.4	7,214	0.5	7,248	7,080	2.4
FTTx*	4,007	3,644	10.0	3,914	2.4	4,007	3,644	10.0
Others	3,241	3,436	(5.7)	3,301	(1.8)	3,241	3,436	(5.7)
Pay TV	1,762	1,786	(1.3)	1,787	(1.4)	1,762	1,786	(1.3)
Voice ARPU (R$/month)	43.2	43.3	(0.1)	43.4	(0.4)	43.3	43.3	0.0
Broadband ARPU (R$/month)	44.6	41.6	7.4	44.5	0.3	44.5	41.4	7.5
Pay TV ARPU (R$/month)	90.6	80.7	12.3	88.8	2.0	89.7	79.8	12.4

(*) Includes GVT SOHO accesses not previously accounted.

o    The fixed access base totaled 23,754 thousand accesses in 2Q16, 1.5% down on 2Q15, mainly influenced by the performance of voice and Pay TV accesses.

o    Fixed voice accesses totaled 14,744 thousand in 2Q16, 3.3% down y-o-y, mainly reflecting the smaller number of residential connections. Voice ARPU moved down by 0.1% y-o-y, due to the negative impact of VC reductions and to the fixed-to-mobile substitution.

o    Fixed broadband accesses registered 7.2 million customers in 2Q16, 2.4% up on 2Q15.The FTTx customer base reached 4,007 thousand accesses, 676 thousand of which in FTTH technology. The penetration of the UBB customer base reached 55.3% of total broadband accesses, 10.0% higher than in 2Q15, fueling the ARPU, which increased by 7.4% y-o-y in 2Q16.

o    Pay TV accesses declined by 1.3% y-o-y, closing the second quarter with 1,762 thousand subscribers. Vivo’s market share came to 9.4% in May, 0.3 p.p. up on 2Q15. IPTV accesses grew 49.7% in 2Q16 over 2Q15, while TV ARPU increased 12.3%, reflecting the Company’s selective strategy to focus on higher-value clients.

NET OPERATING REVENUES

Consolidated in R$ million	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Net operating fixed revenue	4,216.3	4,214.0	0.1	4,218.5	(0.1)	8,434.8	8,349.6	1.0

Voice	1,924.2	1,978.1	(2.7)	1,950.5	(1.3)	3,874.7	3,949.2	(1.9)
Interconnection	55.7	128.9	(56.8)	103.8	(46.4)	159.5	255.9	(37.7)
Broadband	968.2	875.6	10.6	955.2	1.4	1,923.4	1,732.1	11.0
Corporate Data and IT	609.5	620.5	(1.8)	563.6	8.2	1,173.1	1,220.8	(3.9)
Pay TV	481.6	422.6	13.9	476.1	1.2	957.6	815.8	17.4
Other services	177.2	188.3	(5.9)	169.3	4.7	346.6	375.8	(7.8)

% Data / Net Operating Revenue	37.4%	35.5%	1.9 p.p.	36.0%	1.4 p.p.	36.7%	35.4%	1.3 p.p.

Note: Fixed Net Revenue includes revenue from the FWT solution (“Vivo Fixo”). Broadband revenue includes residential clients and SME.

Net revenue from the fixed business remained virtually stable in 2Q16 (+0.1% y-o-y), impacted by reductions in fixed to mobile tariff (VC) and fixed interconnection tariff (TU-RL and TU-RIU), both in February 2016, offset by the increase in broadband and Pay TV revenue. Excluding the negative effect from tariff reductions, the variation in net fixed service revenue was 2.8%.

Voice revenue reduced 2.7% in 2Q16 over 2Q15. Excluding VC reductions (-20.6%), voice revenue increased by 3.1% y-o-y.

Interconnection revenue fell 56.8% over 2Q15, due to the reduction in TU-RL (-65.9%) and TU-RIU (-21.3%) in February 2016. Excluding this effect, interconnection revenue rose 32.6%.

Broadband revenue climbed 10.6% y-o-y, fueled by the growth in ultra-broadband revenue, which already accounts for around 60% of broadband revenue and increased by 21.1% y-o-y.The Company maintained its efforts to grow the customer base and to the migration of customers to higher speeds, mainly in FTTx, expanding the fiber customer base, which has higher ARPU and lower churn.

Corporate data and IT revenue fell 1.8% y-o-y, influenced by the economic downturn and the strong competition in this market.

Pay TV revenue expanded 13.9% in 2Q16 over 2Q15, chiefly due to the growth of the IPTV subscriber base, which accounted for 41.7% of Pay TV revenue expansion.

Other services revenue reduced 5.9% y-o-y, mainly influenced by the lower sale of equipment to large clients.

Consolidated Operating Costs

Consolidated in R$ million	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Operating costs	(7,309.7)	(7,342.1)	(0.4)	(6,642.9)	10.0	(13,952.6)	(14,645.7)	(4.7)

Personnel	(1,012.2)	(861.2)	17.5	(920.4)	10.0	(1,932.6)	(1,741.8)	11.0
Costs of services rendered	(3,013.1)	(3,079.0)	(2.1)	(3,060.4)	(1.5)	(6,073.5)	(6,179.0)	(1.7)
Interconnection	(451.2)	(644.9)	(30.0)	(556.4)	(18.9)	(1,007.6)	(1,380.6)	(27.0)
Taxes and contributions	(478.9)	(468.9)	2.1	(455.2)	5.2	(934.1)	(966.4)	(3.3)
Third-party services	(1,464.8)	(1,393.9)	5.1	(1,455.9)	0.6	(2,920.7)	(2,714.6)	7.6
Others	(618.2)	(571.3)	8.2	(592.9)	4.3	(1,211.1)	(1,117.4)	8.4
Cost of goods sold	(533.6)	(634.4)	(15.9)	(518.0)	3.0	(1,051.6)	(1,215.2)	(13.5)
Selling expenses	(2,202.5)	(2,283.8)	(3.6)	(2,159.5)	2.0	(4,362.0)	(4,571.5)	(4.6)
Provision for bad debt	(317.0)	(299.9)	5.7	(344.4)	(8.0)	(661.4)	(673.3)	(1.8)
Third-party services	(1,808.1)	(1,906.4)	(5.2)	(1,722.3)	5.0	(3,530.4)	(3,712.7)	(4.9)
Others	(77.4)	(77.5)	(0.1)	(92.8)	(16.6)	(170.2)	(185.5)	(8.2)
General and administrative expenses	(390.1)	(342.9)	13.8	(385.6)	1.2	(775.7)	(651.2)	19.1
Third-party services	(294.5)	(278.4)	5.8	(321.9)	(8.5)	(616.4)	(540.7)	14.0
Others	(95.6)	(64.5)	48.2	(63.7)	50.1	(159.3)	(110.5)	44.2
Other net operating revenue (expenses)	(158.2)	(140.8)	12.4	401.0	n.a.	242.8	(287.0)	n.a.

The Company’s operating costs excluding depreciation and amortization expenses totaled R$7,309.7 million in 2Q16, 0.4% down on 2Q15. Excluding the effect from the provision for corporate restructuring made in the quarter, totaling R$101.2 million, costs came to R$7,208.5 million, down by 1.8% y-o-y, in a period when inflation measured by the IPCA index was 8.8%. Recurring operating costs remained virtually stable over the previous quarter, already excluding the effect of the sale of towers in 1Q16.

Personnel costs rose 17.5% y-o-y, particularly influenced by the provision for the corporate restructuring, which resulted in non-recurring costs of R$101.2 million. Excluding this effect, personnel costs increased 5.8%, continuing to post growth lower than the inflation recorded in the period.

The cost of services rendered reduced 2.1% in 2Q16 over 2Q15, positively influenced by MTR and TU-RL/TU-RIU reductions in February 2016. Excluding this effect, the y-o-y increase was 3.2%. This variation reflects mainly the higher expenses with network maintenance and conservation services, due to the expansion in 4G coverage and the constant improvement in service quality, as well as higher expenses with site leasing. When compared to the 1Q16, expenses with the purchase of TV content fell 11.9%, mainly due to the synergies related to the renegotiation of certain agreements with content providers in the second quarter and more selective sales on this product.

Cost of goods sold (COGS) reduced by 15.9% in 2Q16 over 2Q15, reflecting the Company’s focus on higher-value clients and profitability.

Selling expenses fell 3.6% y-o-y in the second quarter, due to the Company’s commercial rationality and the capture of synergies, reversing the negative impact of the macroeconomic environment.

Provisions for bad debt closed 2Q16 at R$317.0 million (+5.7% y-o-y), with delinquency levels at 3.0% of net operating revenue, almost stable on 2Q15, despite the macroeconomic deterioration. The Company continued to adopt strict credit granting criteria, improving the identification of clients’ risk profile and adopting more effective collection measures. In comparison with the previous quarter, provisions for bad debt reduced 8.0%, essentially due to the seasonality effect inherent to the first quarter.

Third-party services posted a y-o-y reduction of 5.2% in 2Q16, influenced by lower costs with commissions and sales promoters in retail stores, due to the more selective commercial strategy, and lower expenses with publicity and marketing thanks to the synergy generated with the unification of the brands as of April 2016, which enabled the elimination of communication overlaps, a reduction in publicity agencies and the renegotiation of placement contracts.

Second-quarter general and administrative expenses increased by 13.8% y-o-y, chiefly due to higher electricity expenses, in addition to the recovery of taxes in 2Q15, influencing the comparison basis.

The other net operating revenues (expenses) line was an expense of R$158.2 million in 2Q16, 12.4% up on 2Q15.

Ebitda

Second-quarter EBITDA(earnings before interest, taxes, depreciation and amortization) totaled R$3,200.3 million. Recurring EBITDA, excluding expenses related to the R$101.2 million provision for the corporate restructuring, amounted to R$3,301.5 million, 7.0% up on 2Q15, mainly due to the cost efficiency measures adopted by the Company and the capture of synergies from the acquisition of GVT.

The recurring EBITDA margin stood at 31.4% in 2Q16, 1.8 p.p. up on 2Q15. The EBITDA margincame to 30.5% in 2Q16, 0.9 p.p. higher than the 2Q15 figure, reflecting the Company’s focus on profitability and generation of value for shareholders.

Depreciation and Amortization

Consolidated in R$ million	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

EBITDA	3,200.3	3,085.5	3.7	3,788.5	(15.5)	6,988.8	6,146.4	13.7

Depreciation and Amortization	(1,953.3)	(1,805.6)	8.2	(1,913.3)	2.1	(3,866.6)	(3,586.8)	7.8
Depreciation	(1,312.5)	(1,187.7)	10.5	(1,271.9)	3.2	(2,584.4)	(2,340.1)	10.4
Amortization of intangibles (*)	(298.8)	(299.3)	(0.2)	(303.1)	(1.4)	(601.9)	(602.4)	(0.1)
Other amortizations	(342.0)	(318.6)	7.3	(338.3)	1.1	(680.3)	(644.3)	5.6

EBIT	1,247.0	1,279.9	(2.6)	1,875.2	(33.5)	3,122.2	2,559.6	22.0

(*) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The Depreciation and Amortization line expanded by 8.2% y-o-y, particularly influenced by the increase in fixed assets, reflecting the higher level of investments made by the Company in the last years.

 Financial Result

Consolidated in R$ million	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Net Financial Income	(306.1)	(121.3)	152.3	(316.8)	(3.4)	(622.9)	(649.9)	(4.2)

Income from financial investments	157.7	294.9	(46.5)	139.9	12.7	297.6	426.0	(30.1)
Interest and other financial income (expenses)	(74.5)	(108.5)	(31.3)	(112.1)	(33.5)	(186.6)	(178.0)	4.8
Charges	(253.9)	(249.8)	1.6	(294.0)	(13.6)	(547.9)	(530.6)	3.3
Monetary and exchange variation	59.4	(162.4)	n.a.	57.3	3.7	116.7	(630.0)	n.a.
Gains (losses) on derivative transactions	(194.8)	104.5	n.a.	(107.9)	80.5	(302.7)	262.7	n.a.

Net financial expenses increased by R$184.8 million in 2Q16 over 2Q15, mainly influenced by the higher financial revenue in 2Q15 due to the increased average cash invested in the period comprised between the capital increase held in May 2015 for the acquisition of GVT and the effective payment.

In 1H16, the net financial expenses reduced by 4.2% (R$ 27.0 million) over 2Q15 mainly due to the losses related to the foreign exchange variation on GVT’s loans and financing denominated in foreign currency (Euro) in 2015, which the result was negatively impacted by the appreciation of Euro against the Real, partially compensated by the higher financial revenue recorded in the 1H15, as mentioned above.

Net Income

Net income totaled R$699.5 million in 2Q16, 23.2% down on 2Q15. Excluding the non-recurring impact from the provision for corporate restructuring, second-quarter net income amounted to R$766.3 million, down by 15.9%, mainly due to the higher financial income recorded in the 2Q15 related to the resources from the capital increase for GVT’s acquisition, despite the improved operating result in the 2Q16.

In the first six months of 2016, net income amounted to R$1,917.7 million, 42.3% up on 1H15. Excluding the non-recurring net effects from the sale of towers in 1Q16 (R$338.9 million) and the provision for corporate restructuring in 2Q16 (R$66.8 million), 1H16 net income totaled R$1,645.6 million, 22.1% more than in 1H15.

Capex

Consolidated in R$ million	2Q16	2Q15	1Q16	6M16	6M15

Network	1,490.7	1,795.0	1,328.5	2,819.2	3,337.7
Technology / Information System	224.5	185.4	126.4	350.9	321.4
Products and Services, Channels, Administrative and others	55.5	82.8	36.9	92.4	164.8
Total	1,770.6	2,063.2	1,491.9	3,262.5	3,824.0

Capex ex. licenses / Net operating revenue	16.8%	19.8%	14.3%	15.6%	18.4%

Second-quarter capex amounted to R$1,770.6 million, accounting for 16.8% of net operating revenue, lower than in the 2Q15 due to the major efficiency in capital allocation focused on value, besides efficiency initiatives and synergies. In the second quarter, the Company continued to allocate its investments mainly to expand the network capacity in big centers to meet the stronger demand and guarantee service quality excellence and expand the infrastructure of transmission. In the second semester 2016, the investments will be focused to expand 4G coverage and increase the penetration of FTTx.

Cash Flow

Consolidated in R$ million	2Q16	2Q15	∆ R$	1Q16	∆ R$	6M16	6M15	∆ R$

EBITDA	3,301.5	3,085.5	216.0	3,275.0	26.5	6,576.5	6,146.4	430.1

Investments (CAPEX)	(1,770.6)	(2,063.2)	292.6	(1,491.9)	(278.8)	(3,262.5)	(3,824.0)	561.5
Payment of interest, taxes and other financial expenses (revenues)	(254.4)	(352.9)	98.6	(534.4)	280.0	(788.7)	(766.9)	(21.8)
Investments on working capital	134.7	557.5	(422.8)	(1,100.5)	1,235.2	(965.7)	(1,137.5)	171.8
Other receivables/payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Free Cash Flow of business activity	1,411.2	1,226.9	184.4	148.2	1,263.0	1,559.5	417.9	1,141.6

Payment of spectrum	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Receipt of tower sale	562.1	0.0	562.1	0.0	562.1	562.1	0.0	562.1
Non-recurring items	(21.8)	0.0	(21.8)	0.0	(21.8)	(21.8)	0.0	(21.8)

Free Cash Flow after extraordinaries	1,951.6	1,226.9	724.8	148.2	1,803.4	2,099.9	417.9	1,682.0

Free cash flow from business activities totaled R$1,411.2 million in 2Q16, up by R$184.4 million on 2Q15, reflecting the improved operating result and the lower investments in the period. Free cash flow after extraordinary increased by 59.1% (R$724.8 million), mainly due to the receipt of the proceeds from the sale of towers, besides the effects mentioned above.

In comparison with the previous quarter, free cash flow from business activities rose by R$1,263.0 million, chiefly influenced by the seasonality effect and the Fistel payment in March.

Indebtedness

LOANS AND FINANCING (R$ million)

June 2016

Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency
BNDES	UR LTIR	LTIR + 0.0% to 9.0%	Until 2023	587.2	1,577.5	2,164.7
BNDES	R$	2.5% to 8.7%	Until 2023	111.9	240.4	352.4
BNDES	R$	IPCA + 2.95% + TR	Until 2016	33.9	0.0	33.9
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	0.7	156.7	157.4
BNB	R$	7.0% to 10.0%	Until 2022	28.2	38.5	66.6
Confirming	R$	110.0% of CDI	Until 2017	249.6	0.0	249.6
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	1.0	35.7	36.8
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	0.0	95.9	95.9
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	87.2	1,999.1	2,086.3
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	34.1	1,299.4	1,333.6
Financial Leases	R$	-	Until 2033	39.3	280.2	319.5
Contingent Consideration	R$	-	Until 2025	0.0	393.9	393.9
Foreign currency
Resolution 4131	EUR	2.05% and Libor + 2.00%	Until 2017	336.1	572.5	908.7
BNDES	UMBND	ECM + 2.38%	Until 2019	134.3	293.7	428.0

Total				1,643.7	6,983.7	8,627.3

L.T. OBLIGATIONS		NET FINANCIAL DEBT
(R$ million)
June 2016		Consolidated in R$ million	06/30/16	06/30/15	03/31/16
Year	Amount
2017	3,007.9	Short-term Debt	1,643.7	4,544.0	1,319.5
2018	2,213.6	Long-term Debt	6,983.7	6,990.6	7,602.2
2019	701.2	Total Debt	8,627.3	11,534.5	8,921.7
2020	273.3	Cash and cash equivalents	(5,717.1)	(7,130.9)	(4,108.3)
2021	146.6	Net derivatives position	(11.7)	(203.5)	(126.9)
After 2021	641.1	Net debt	2,898.5	4,200.1	4,686.5
Total	6,983.7	Net debt/EBITDA	0.21	0.34	0.35

The Company closed 2Q16 with a gross debt of R$8,627.3 million, 25.2% less than in 2Q15, 15.5% of which denominated in foreign currency. The reduction in gross debt is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is 100% covered by hedge operations.

Net debt totaled R$2,898.5 million at the close of 2Q16, accounting for 0.21 of LTM EBITDA. Net debt declined by 31.0% (R$1,301.6 million) over 2Q15, essentially due to the receipt of the proceeds from the sale of towers and the higher operating cash flow generation.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the BM&FBOVESPA under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 and VIVT4 shares closed 2Q16 at R$37.80 and R$44.00 respectively, appreciating by 11.2% and 23.1% in 1H16, versus an appreciation of 18.9% in the Bovespa Index. In 1H16, total shareholder return (TSR) reached 27.4% for preferred shares and 15.3% for common shares.

The Company's ADRs closed the quarter at US$13.60, 50.6% up in the semester, versus a 1.9% valuation in the Dow Jones' index.

In 2S16, the daily traded volume of VIVT3 and VIVT4 averaged R$479.0 thousand and R$81,985.3 thousand, respectively. The daily traded volume of ADRs averaged US$21,976.0 thousand in the same period.

The chart below shows the Company’s stock performance:

Capital Stock

June 30, 2016	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,117	444,452,906
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	734	2,290,898
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 40.46
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

In the second quarter, at the meetings held on April 18 and June 17, 2016, the Board of Directors approved ad referendum of the Annual Shareholders’ Meeting, the payment of interest on equity related to fiscal year 2016, totaling the gross amount of R$381.0 million, equivalent to R$0.211593 per common share and R$0.232752 per preferred share.

The payment will be made until the end of fiscal year 2017, on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record as described in the table below.

At the meeting held on July 26, 2016 the Board of Executive Officers defined the payment dates of the dividends and IOC related to the 2015 fiscal year, as described in the table below. The IOC and dividends amount to R$ 3.3 billion and will be paid in two tranches being R$ 1.2 billion in August 23rd and R$ 2.1 billion in December 13th, 2016.

2016	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC (based on 2016)	06/17/2016	06/30/2016	161.0	136,9	ON	0.089413	0.076001	Until 12/31/2017
					PN	0.098355	0.083601
IOC (based on 2016)	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	Until 12/31/2017
					PN	0.134398	0.114238
IOC (based on 2016)	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	Until 12/31/2017
					PN	0.205873	0.174992
IOC (based on 2016)	02/19/2016	01/29/2016	200.0	170.0	ON	0.111072	0.094412	Until 12/31/2017
					PN	0.122180	0.103853

2015	Deliberation	Shareholding Position	Gross Amount (Million Reais)	Net Amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
Dividends (based on dec/2015)	04/28/2016	04/28/2016	1,287.2	1,287.2	ON	0.714875	0.714875	12/13/2016
					PN	0.786362	0.786362
IOC (based on 2015)	12/17/2015	12/30/2015	302.9	257.5	ON	0.168233	0.142998	12/13/2016
					PN	0.185056	0.157298
IOC (based on 2015)	11/19/2015	11/30/2015	235.0	199.8	ON	0.130510	0.110934	12/13/2016
					PN	0.143561	0.122027
IOC (based on 2015)	10/19/2015	10/30/2015	88.0	74.8	ON	0.048872	0.041541	12/13/2016
					PN	0.053759	0.045695
IOC (based on 2015)	9/18/2015	9/30/2015	147.0	125.0	ON	0.081638	0.069392	12/13/2016
					PN	0.089802	0.076332
IOC (based on 2015)	8/20/2015	8/31/2015	237.0	201.5	ON	0.131621	0.111878	08/23/2016
					PN	0.144783	0.123065
IOC (based on 2015)	7/20/2015	7/31/2015	221.0	187.9	ON	0.122735	0.104325	08/23/2016
					PN	0.135008	0.114757
Dividends (based on 2015)	5/12/2015	5/25/2015	270.0	270.0	ON	0.170179	0.170179	08/23/2016
					PN	0.187196	0.187196
IOC (based on 2015)	5/12/2015	5/25/2015	515.0	437.8	ON	0.324600	0.275910	08/23/2016
					PN	0.357060	0.303501

Additional Notes

The Extraordinary Shareholders’ Meeting of May 28, 2015 approved the acquisition of all the shares issued by GVTPart and 675,571 shares issued by GVT, as well as the merger of GVTPart’s shares into the Company. As a result, the Company became the sole shareholder of GVTPart and the indirect controlling company of GVT, Pop Internet Ltda (“POP”) and Innoweb Ltda (“Innoweb”).

After the conclusion of the steps mentioned above, the Company’s Board of Directors’ Meeting of September 22, 2015 examined the corporate restructuring proposal involving the Company, its wholly-owned subsidiary (GVTPart) and its indirect subsidiaries (GVT and POP) so that at the end of the process, the services rendered by GVT that are not considered telecommunications services would be concentrated in POP and the telecommunications services would be concentrated in the Company.

On November 5, 2015, ANATEL granted its preliminary approval for the implementation of the corporate restructuring and at the Extraordinary Shareholders’ Meeting of April 1, 2016, the shareholders approved said transaction, therefore concluding the corporate restructuring with the incorporation of GVT Part.

During the GVT’s acquisition process, the Company presented its estimates for the possible synergies that would be taken with the combination of the operations and structures of Telefônica and GVT. Since the start of the integration, we have reached important indicators and completed a number of initiatives to ensure the total capture of the initiatives announced in the long-term, as brand unification with a single fixed portfolio and integrated sales channels, organizational restructuring, renegotiation of contracts, costs reduction and investments related to networks and tax synergies.

These initiatives ensured a NPV of R$12.2 billion, equivalent to 55 % of the best case scenario and a cash generation of R$ 557 million until June.

SYNERGIES

R$ million	6M16	2015

Revenue	149.2	32.0
Opex	(127.5)	(68.1)

EBITDA	276.7	100.1

Capex	16.4	(99.3)
Capex and Opex avoidance	263.5	(635.3)

Direct Cash Flow*	556.6	(634.6)
* Net of impact from upfront integration costs.

The solid execution of the integration processes and the better than expected results allowed us to identify additional opportunities with a trending NPV of R$25 billion, 13% above the best case scenario. Initiatives such as the organizational restructuring announced in 2Q16 and the renegotiation contracts of technical services with results above expectation are part of the additional value identified.

INCOME STATEMENT

Consolidated in R$ million	2Q16	2Q15	∆%	1Q16	∆%	6M16	6M15	∆%

Gross operating revenues	16,036.4	16,030.8	0.0	15,998.6	0.2	32,035.0	31,943.0	0.3

Net Operating Revenues	10,510.0	10,427.6	0.8	10,431.4	0.8	20,941.4	20,792.1	0.7

Mobile	6,293.7	6,213.6	1.3	6,212.9	1.3	12,506.6	12,442.5	0.5
Fixed	4,216.3	4,214.0	0.1	4,218.5	(0.1)	8,434.8	8,349.6	1.0

Operating costs	(7,309.7)	(7,342.1)	(0.4)	(6,642.9)	10.0	(13,952.6)	(14,645.7)	(4.7)

Personnel	(1,012.2)	(861.2)	17.5	(920.4)	10.0	(1,932.6)	(1,741.8)	11.0
Costs of services rendered	(3,013.1)	(3,079.0)	(2.1)	(3,060.4)	(1.5)	(6,073.5)	(6,179.0)	(1.7)
Interconnection	(451.2)	(644.9)	(30.0)	(556.4)	(18.9)	(1,007.6)	(1,380.6)	(27.0)
Taxes and contributions	(478.9)	(468.9)	2.1	(455.2)	5.2	(934.1)	(966.4)	(3.3)
Third-party services	(1,464.8)	(1,393.9)	5.1	(1,455.9)	0.6	(2,920.7)	(2,714.6)	7.6
Others	(618.2)	(571.3)	8.2	(592.9)	4.3	(1,211.1)	(1,117.4)	8.4
Cost of goods sold	(533.6)	(634.4)	(15.9)	(518.0)	3.0	(1,051.6)	(1,215.2)	(13.5)
Selling expenses	(2,202.5)	(2,283.8)	(3.6)	(2,159.5)	2.0	(4,362.0)	(4,571.5)	(4.6)
Provision for bad debt	(317.0)	(299.9)	5.7	(344.4)	(8.0)	(661.4)	(673.3)	(1.8)
Third-party services	(1,808.1)	(1,906.4)	(5.2)	(1,722.3)	5.0	(3,530.4)	(3,712.7)	(4.9)
Others	(77.4)	(77.5)	(0.1)	(92.8)	(16.6)	(170.2)	(185.5)	(8.2)
General and administrative expenses	(390.1)	(342.9)	13.8	(385.6)	1.2	(775.7)	(651.2)	19.1
Third-party services	(294.5)	(278.4)	5.8	(321.9)	(8.5)	(616.4)	(540.7)	14.0
Others	(95.6)	(64.5)	48.2	(63.7)	50.1	(159.3)	(110.5)	44.2
Other net operating revenue (expenses)	(158.2)	(140.8)	12.4	401.0	n.a.	242.8	(287.0)	n.a.

EBITDA	3,200.3	3,085.5	3.7	3,788.5	(15.5)	6,988.8	6,146.4	13.7
EBITDA Margin %	30.5%	29.6%	0.9 p.p.	36.3%	(5.9) p.p.	33.4%	29.6%	3.8 p.p.

Depreciation and Amortization	(1,953.3)	(1,805.6)	8.2	(1,913.3)	2.1	(3,866.6)	(3,586.8)	7.8
Depreciation	(1,312.5)	(1,187.7)	10.5	(1,271.9)	3.2	(2,584.4)	(2,340.1)	10.4
Amortization of intangibles	(298.8)	(299.3)	(0.2)	(303.1)	(1.4)	(601.9)	(602.4)	(0.1)
Others amortizations	(342.0)	(318.6)	7.3	(338.3)	1.1	(680.3)	(644.3)	5.6

EBIT	1,247.0	1,279.9	(2.6)	1,875.2	(33.5)	3,122.2	2,559.6	22.0

Net Financial Income	(306.1)	(121.3)	152.3	(316.8)	(3.4)	(622.9)	(649.9)	(4.2)
Income from financial investments	157.7	294.9	(46.5)	139.9	12.7	297.6	426.0	(30.1)
Interest and other financial income (expenses)	(74.5)	(108.5)	(31.3)	(112.1)	(33.5)	(186.6)	(178.0)	4.8
Charges	(253.9)	(249.8)	1.6	(294.0)	(13.6)	(547.9)	(530.6)	3.3
Monetary and exchange variation	59.4	(162.4)	n.a.	57.3	3.7	116.7	(630.0)	n.a.
Gains (losses) on derivative transactions	(194.8)	104.5	n.a.	(107.9)	80.5	(302.7)	262.7	n.a.

Gain (loss) on investments	0.5	0.4	25.0	0.2	150.0	0.7	0.6	16.7

Taxes	(241.9)	(247.7)	(2.3)	(340.4)	(28.9)	(582.3)	(562.9)	3.4

Net income	699.5	911.3	(23.2)	1,218.2	(42.6)	1,917.7	1,347.4	42.3

BALANCE SHEET

Consolidated in R$ million	06/30/16	12/31/15	∆%

ASSETS	101,547.5	101,685.0	(0.1)

Current assets	18,541.4	17,909.3	3.5
Cash and cash equivalents	5,675.7	5,336.8	6.4
Accounts receivable from customers	10,799.4	10,349.6	4.3
Provision for doubtful accounts	(2,213.0)	(2,064.3)	7.2
Inventories	478.5	603.6	(20.7)
Recoverable taxes	2,172.2	2,521.3	(13.8)
Escrow deposits and frozen assets	263.9	235.4	12.1
Derivatives transactions	78.7	81.3	(3.2)
Prepaid expenses	853.0	356.5	139.3
Other assets	433.0	489.1	(11.5)

Non-Current Assets	83,006.1	83,775.7	(0.9)
Accounts receivable from customers	426.1	484.0	(12.0)
Provision for doubtful accounts	(158.6)	(153.6)	3.3
Financial Investments	97.6	109.9	(11.2)
Recoverable taxes	552.8	409.6	35.0
Deffered taxes	609.6	711.5	(14.3)
Escrow deposits and frozen assets	5,785.8	5,518.1	4.9
Derivatives transactions	179.4	417.6	(57.0)
Other assets	85.5	93.5	(8.6)
Investments	87.7	101.2	(13.3)
Property, plant and equipment, net	30,313.5	30,476.7	(0.5)
Intangible assets, net	45,026.7	45,607.2	(1.3)

LIABILITIES	101,547.5	101,685.0	(0.1)

Current liabilities	18,952.5	17,981.7	5.4
Payroll and related charges	781.9	698.8	11.9
Suppliers and accounts payable	7,564.8	8,373.2	(9.7)
Taxes	1,581.1	1,716.0	(7.9)
Loans and financing	1,521.3	2,222.1	(31.5)
Debentures	122.3	120.9	1.2
Dividends and interest on shareholders equity	4,214.7	2,209.4	90.8
Provisions	1,008.7	914.4	10.3
Derivatives transactions	185.0	151.7	22.0
Deferred revenues	457.1	564.6	(19.0)
Authorization licenses	936.7	456.7	105.1
Other liabilities	578.9	553.9	4.5

Non-Current Liabilities	14,275.3	15,136.1	(5.7)
Payroll and related charges	27.6	19.8	39.4
Taxes	86.0	87.0	(1.1)
Suppliers and accounts payable	67.7	67.7	0.0
Loans and financing	3,553.5	4,454.5	(20.2)
Debentures	3,430.2	3,423.8	0.2
Provisions	6,270.4	5,890.3	6.5
Derivatives operations	61.4	82.4	(25.5)
Deferred revenues	438.6	359.2	22.1
Obligations with post-employment benefit plans	80.5	85.3	(5.6)
Lincence of authorization	89.0	496.0	(82.1)
Other liabilities	170.4	170.1	0.2

Shareholders' equity	68,319.7	68,567.2	(0.4)
Capital Stock	63,571.4	63,571.4	0.0
Premium on acquisition of non-controlling interest	(75.4)	(75.4)	0.0
Capital Reserve	1,347.9	1,347.9	0.0
Profit Reserve	2,415.4	2,410.7	0.2
Additional proposed dividends	0.0	1,287.2	n.a.
Other comprehensive income	(0.5)	25.4	n.a.
Accumulated profits	1,060.9	0.0	n.a.

conference call

English

Date: July 27, 2016 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephone: +1 (412) 317-5493

Access Code: Telefonica Brasil

Click here to access the webcast.

A replay of the conference call can be accessed, one hour after the event, until August 04, 2016. Telephone: 1 (412) 317-0088 - Code: 10087937#

Telefônica Brasil - Investor Relations

Amos Genish

David Melcon

Luis Plaster

Maria Tereza Pelicano David

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 26, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director